Exhibit 99.3

Management’s discussion and analysis
(“MD&A”) – February 11, 2015

OVERVIEW

The following discussion and analysis is a review of the financial condition and results of operations of Just Energy Group Inc. (“JE” or “Just Energy” or the “Company”) for the three and nine months ended December 31, 2014, and has been prepared with all information available up to and including February 11, 2015. This analysis should be read in conjunction with the unaudited consolidated financial statements of the Company for the three and nine months ended December 31, 2014. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Just Energy is a corporation established under the laws of Canada and holds securities and distributes the income of its directly and indirectly owned operating subsidiaries and affiliates. Just Energy’s business involves the sale of energy management solutions including natural gas and/or electricity contracts to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy markets its gas and electricity contracts in Canada, the United States and the United Kingdom, under the following trade names: Just Energy, Hudson Energy, Commerce Energy, Smart Prepaid Electric, Amigo Energy, Tara Energy, TerraPass and Green Star Energy. By fixing the price of natural gas and electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy offsets its customers’ exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Just Energy also offers green products through its JustGreen program and conservation solutions through smart thermostats. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Smart thermostats are offered as a bundled product with commodity contracts as well as a stand-alone unit. The smart thermostats are manufactured and distributed by ecobee Inc. (“ecobee”), a Company in which Just Energy holds a 10% equity interest.

Just Energy markets its product offerings through a number of sales channels including door-to-door marketing, broker and affinity relationships, and online marketing. The online marketing of gas and electricity contracts is primarily conducted through Just Ventures LLC and Just Ventures L.P. (collectively, “Just Ventures”), a joint venture in which Just Energy holds a 50% equity interest.

Included in this MD&A is an analysis of the above operations. On November 5, 2014, Just Energy announced that it had closed the sale of Hudson Energy Solar Corp. and its subsidiaries (“HES”). The sale of National Energy Corporation, operating as National Home Services (“NHS”) closed on November 24, 2014. Both the commercial solar and home services divisions were classified as discontinued operations with the financial results from operations for prior periods restated to reflect results from continuing and discontinued operations for comparative purposes.

On January 12, 2015, Just Energy announced an agreement with Clean Power Finance (“CPF”) to address the U.S. residential solar market. This agreement unites Just Energy’s strengths in customer acquisitions and experience with CPF solar finance and fulfillment capabilities. CPF’s online platform allows Just Energy to sell residential solar finance products and connects the company with a national network of qualified solar installation professionals. Under the agreement, Just Energy will act as an originator of residential solar deals that are financed and installed via CPF. Just Energy will also be able to sell complementary energy management solutions to solar customers.

FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking information pertaining to customer additions and renewals, customer consumption levels, EBITDA, Base EBITDA, Funds from Operations, Base Funds from Operations and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, extreme weather conditions, rates of customer additions and renewals, customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, decisions by regulatory authorities, competition, the results of litigation, and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in the May 28, 2014 Annual Information Form and other reports on file with security regulatory authorities, which can be accessed on our corporate website at www.justenergygroup.com, or through the SEDAR website at www.sedar.com or at the U.S. Securities and Exchange Commission’s website at www.sec.gov.

KEY TERMS

“$100m convertible debentures” refers to the $100 million in convertible debentures issued by the Company to finance the purchase of Fulcrum Retail Holdings, LLC, effective October 1, 2011. See “Debt and financing for continuing operations” on page 27 for further details.

“$330m convertible debentures” refers to the $330 million in convertible debentures issued by Just Energy to finance the purchase of Hudson Energy Services, LLC, effective May 1, 2010. See “Debt and financing for continuing operations” on page 27 for further details.

“$150m convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014.  Net proceeds were used to redeem Just Energy’s outstanding $90 million convertible debentures on March 19, 2014 and pay down Just Energy’s line of credit. See “Debt and financing for continuing operations” on page 27 for further details.

“attrition” means customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“customer” does not refer to an individual customer but instead an RCE (see Key Term below).

“failed to renew” means customers who did not renew expiring contracts at the end of their term.

“gross margin per RCE” refers to the energy gross margin realized on Just Energy’s customer base, including gains/losses from the sale of excess commodity supply.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis and, as regards electricity, 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

NON-IFRS FINANCIAL MEASURES

Just Energy’s consolidated financial statements are prepared in compliance with IFRS. All non-IFRS financial measures do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDA

“EBITDA” refers to earnings before finance costs, taxes, depreciation and amortization. This is a non-IFRS measure that reflects the pre-tax profitability of the business.

BASE EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of mark to market gains (losses) arising from IFRS requirements for derivative financial instruments on future supply positions as well as reflecting an adjustment for share-based compensation. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purpose of this calculation, as it will be settled in shares and the mark to market gains (losses) are associated with supply already sold in the future at fixed prices.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under current IFRS, the customer contracts are not marked to market but there is a requirement to mark to market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing. Management believes that these short-term mark to market non-cash gains (losses) do not impact the long-term financial performance of Just Energy and management has therefore excluded it from the Base EBITDA calculation.

FUNDS FROM OPERATIONS

“Funds from Operations” refers to the cash flow generated by operations. Funds from Operations is calculated by Just Energy as gross margin adjusted for cash items including administrative expenses, selling and marketing expenses, bad debt expenses, finance costs, corporate taxes, capital taxes and other cash items. Funds from Operations also includes a seasonal adjustment for the gas markets in Ontario, Quebec, Manitoba and Michigan in order to include cash received from LDCs for gas not yet consumed by end customers.

BASE FUNDS FROM OPERATIONS/BASE FFO

“Base Funds from Operations” or “Base FFO” refers to the Funds from Operations reduced by capital expenditures purchased to maintain productive capacity. Capital expenditures to maintain productive capacity represent the capital spend relating to capital assets and a portion of investment relating to contract initiation costs.

EMBEDDED GROSS MARGIN

“Embedded gross margin” is a rolling five-year measure of management’s estimate of future contracted energy gross margin. The energy marketing embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for customer attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin.  It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin.

Financial highlights
For the three months ended December 31
(thousands of dollars, except where indicated and per share amounts)
	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$946,752	13%	$840,098
Gross margin	150,098	1%	148,616
Administrative expenses	40,912	41%	29,034
Selling and marketing expenses	52,968	17%	45,373
Finance costs	19,525	16%	16,805
Profit (loss) from continuing operations1	(371,403)	NMF 3	167,077
Profit from discontinued operations	165,210	NMF 3	12,531
Profit (loss) 1	(206,193)	NMF 3	179,608
Profit (loss) per share from continuing operations available to shareholders - basic	(2.56)		1.15
Profit (loss) per share from continuing operations available to shareholders - diluted	(2.56)		0.99
Dividends/distributions	18,572	(40)%	30,891
Base EBITDA from continuing operations2	50,592	(19)%	62,130
Base Funds from continuing operations2	21,179	(43)%	37,379
Payout ratio on Base Funds from continuing operations	88%		83%

For the nine months ended December 31
(thousands of dollars, except where indicated and per share amounts)

	Fiscal 2015		Fiscal 2014
		% increase
		(decrease)
Sales	$2,686,061	12%	$2,401,864
Gross margin	406,003	10%	368,065
Administrative expenses	112,174	27%	88,196
Selling and marketing expenses	161,263	13%	143,020
Finance costs	56,996	13%	50,250
Profit (loss) from continuing operations 1	(511,401)	NMF3	15,698
Profit from discontinued operations	131,138	NMF3	11,866
Profit (loss)1	(380,263)	NMF3	27,564
Profit (loss) per share from continuing operations available to shareholders - basic	(3.56)		0.09
Profit (loss) per share from continuing operations available to shareholders -diluted	(3.56)		0.09
Dividends/distributions	68,127	(26)%	92,497
Base EBITDA from continuing operations2	112,512	1%	111,111
Base Funds from continuing operations2	60,525	(15)%	71,252
Payout ratio on Base Funds from continuing operations	113%		130%
Embedded gross margin2	1,798,800	8%	1,665,500
Total customers (RCEs)	4,662,000	7%	4,360,000
1Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.
2See  “Non-IFRS financial measures” on page 2.
3Not a meaningful figure.

Continuing operations

CONSUMER DIVISION

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs and less is undertaken by the Consumer division. Marketing of the energy products of this division is primarily done door-to-door through independent contractors, online marketing and telemarketing efforts. Approximately 43% of Just Energy’s customer base resides within the Consumer division, which is currently focused on longer-term price-protected and variable rate offerings of commodity products as well as JustGreen. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer division’s sales channels also offer these products. In addition, the Consumer division markets smart thermostats in Ontario and Texas, offering the thermostats as a standalone unit or bundled with certain commodity products.

COMMERCIAL DIVISION

Customers with annual consumption over 15 RCEs are served by the Commercial division.  These sales are made through three main channels: sales through the broker channel using the commercial platform; door-to-door commercial independent contractors; and inside commercial sales representatives. Commercial customers make up approximately 57% of Just Energy’s customer base. Products offered to commercial customers can range from standard fixed-price offerings to “one off” offerings, which are tailored to meet the customer’s specific needs. These products can be either fixed or floating rate or a blend of the two, and normally have terms of less than five years. Gross margin per RCE for this division is lower than Consumer margins but customer aggregation costs and ongoing customer care costs per RCE are lower as well. Commercial customers have significantly lower attrition rates than those of Consumer customers.

ABOUT THE ENERGY MARKETS

NATURAL GAS

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price offerings to five-year fixed-price contracts. For fixed-price contracts, Just Energy purchases gas supply through physical or financial transactions with market counterparts in advance of marketing, based on forecast customer aggregation for residential and small Commercial customers. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion.

The LDC provides historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may be reduced or increased depending upon market conditions at the time of balancing.

Ontario, Quebec, Manitoba and Michigan

In Ontario, Quebec, Manitoba and Michigan, the volumes delivered for a customer typically remain constant throughout the year. Just Energy does not recognize sales until the customer actually consumes the gas.  During the winter months, gas is consumed at a rate that is greater than delivery and, in the summer months, deliveries to LDCs exceed customer consumption. Just Energy receives cash from the LDCs as the gas is delivered, which is even throughout the year.

Alberta

In Alberta, the volume of gas delivered is based on the estimated consumption for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash received from customers and the LDC will be higher in the winter months.

Other gas markets

In New York, Illinois, Indiana, Ohio, California, Georgia, New Jersey, Pennsylvania, British Columbia, Saskatchewan and the United Kingdom, the volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in winter months is higher than in the spring and summer months. Consequently, cash flow received from these states/provinces is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption.

ELECTRICITY

In Ontario, Alberta, New York, Texas, Illinois, Pennsylvania, New Jersey, Maryland, Michigan, California, Ohio, Delaware, Massachusetts and the United Kingdom, Just Energy offers a variety of solutions to its electricity customers, including fixed-price and variable-price products on both short-term and longer-term electricity contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions.

Just Energy purchases power supply through physical or financial transactions with market counterparties in advance of marketing to residential and small Commercial customers based on forecast customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. The LDC provides historical customer usage, which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Furthermore, Just Energy mitigates exposure to weather variations through active management of the power portfolio, which involves, but is not limited to the purchase of options including weather derivatives.

The Company’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. In certain markets, to the extent that balancing requirements are outside the forecast purchase, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. To the extent that supply balancing is not fully covered through customer pass-throughs or active management or the options employed, Just Energy’s customer gross margin may be impacted depending upon market conditions at the time of balancing.

JUSTGREEN

Customers also have the ability to choose an appropriate JustGreen program to supplement their electricity and natural gas contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for electricity customers involve the purchase of power from green generators (such as wind, solar, run of the river hydro or biomass) via power purchase agreements and renewable energy certificates. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects.

The Company currently sells JustGreen gas in the eligible markets of Ontario, British Columbia, Alberta, Saskatchewan, Michigan, New York, Ohio, Illinois, New Jersey, Maryland, Pennsylvania and California. JustGreen electricity is sold in Ontario, Alberta, New York, Texas, Maryland, Massachusetts, Ohio and Pennsylvania. Of all Consumer customers who contracted with Just Energy in the past year, 30% took JustGreen for some or all of their energy needs. On average, these customers elected to purchase 88% of their consumption as green supply. For comparison, as reported in the third quarter of fiscal 2014, 29% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 83% of their consumption. Overall, JustGreen now makes up 13% of the Consumer gas portfolio, compared with 10% a year ago. JustGreen makes up 21% of the Consumer electricity portfolio, up from 19% a year ago.

Discontinued operations

HOME SERVICES DIVISION

On November 24, 2014, Just Energy announced that it had closed the sale of NHS to Reliance Comfort Limited Partnership (“Reliance”). NHS operates in Ontario and Quebec and provides residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The purchase price was $505 million subject to certain potential adjustments including working capital balances. Additionally, as a condition of closing, Just Energy paid the outstanding NHS debt and the settlement of the royalty agreement.

COMMERCIAL SOLAR DIVISION

On November 5, 2014, Just Energy announced that the close of the sale of its shares of HES, its commercial solar development business, to SunEdison Inc. and its subsidiary TerraForm Power Inc. The sale of HES resulted in the assumption or repayment by the purchaser of approximately US$33 million in outstanding debt plus the payment of approximately US$23 million cash at closing.

ETHANOL DIVISION

Just Energy’s sale of Terra Grain Fuels closed on December 24, 2013. TGF is an ethanol plant located in Belle Plaine, Saskatchewan that produces wheat-based ethanol and high protein distillers’ dried grain (“DDG”). TGF was indirectly acquired in 2009 as part of the acquisition of Universal Energy Group Ltd.

EBITDA
For the three months ended December 31
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$(371,403)	$167,077
Add (subtract):
Finance costs	19,525	16,805
Provision for (recovery of) income taxes	(23,264)	14,529
Amortization	20,467	16,794
Profit attributable to non-controlling interest	(1,959)	(1,913)
EBITDA from continuing operations	$(356,635)	$213,292
Add:
Change in fair value of derivative instruments	405,303	(152,746)
Share-based compensation	1,923	1,584
Base EBITDA from continuing operations	$50,591	$62,130

EBITDA
Gross margin per interim condensed consolidated financial statements	$150,098	$148,616
Add (subtract):
Administrative expenses	(40,912)	(29,034)
Selling and marketing expenses	(52,968)	(45,373)
Bad debt expense	(13,354)	(13,580)
Amortization included in cost of sales/selling and
marketing expenses	9,420	3,653
Other income (expense)	267	(239)
Profit attributable to non-controlling interest	(1,959)	(1,913)
Base EBITDA from continuing operations	$50,591	$62,130

EBITDA
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Reconciliation to consolidated statements of income (loss)
Profit (loss) for the period from continuing operations	$(511,401)	$15,698
Add (subtract):
Finance costs	56,996	50,250
Provision for (recovery of) income taxes	(26,542)	21,743
Amortization	57,673	50,615
Profit attributable to non-controlling interest	(4,066)	(3,005)
EBITDA from continuing operations	$(427,341)	$135,301
Add:
Change in fair value of derivative instruments	533,654	(28,937)
Share-based compensation	6,198	4,747
Base EBITDA from continuing operations	$112,511	$111,111
EBITDA
Gross margin per consolidated financial statements	$406,003	$$368,065
Add (subtract):
Administrative expenses	(112,174)	(88,196)
Selling and marketing expenses	(161,263)	(143,020)
Bad debt expense	(40,400)	(35,255)
Amortization included in cost of sales/selling and marketing expenses	25,577	12,251
Other income (expense)	(1,165)	271
Profit attributable to non-controlling interest	(4,066)	(3,005)
Base EBITDA from continuing operations	$112,511	$111,111

Base EBITDA from continuing operations (“Base EBITDA”) amounted to $50.6 million for the three months ended December 31, 2014, a decrease of 19% from $62.1 million in the prior comparable quarter. The decrease is attributable to the higher operating costs offsetting the 1% increase in gross margin. The 4% increase in gross margin for the more profitable Consumer division was offset by a 7% decrease in gross margin for the Commercial division. The lower margin was related to lower consumption data provided by the LDCs upon reconciliation of prior periods. Consumption data is initially provided by the LDCs in the Northeastern U.S. market based on estimates with true-ups, or resettlements, based on actual meter data occurring up to eight months afterwards with the majority of the adjustment being received within four months after the initial results are recorded. The unfavourable resettlement data in the third quarter of fiscal 2015 relates to consumption reported in the second quarter when gross margin increased 17% over the prior comparable period.

Management has provided guidance of $163.0 million to $173.0 million of Base EBITDA for fiscal 2015. Base EBITDA for the last 12 months is $168.6 million. This includes the effects of $8.5 million in unanticipated legal costs and settlement provisions. Based on the nine month results and the margins and costs expected in the fourth quarter, the Company believes that Base EBITDA will be at the high end of the guidance range for fiscal 2015.

Administrative expenses increased by 41% from $29.0 million to $40.9 million. The increase over the prior comparable quarter was largely the result of non-recurring expenses related to a settlement in the amount of $4.5 million with the Massachusetts Attorney General’s Office (“AGO”). Although the Company does not agree with the allegations made by the AGO and explicitly denied all wrongdoing, management determined that a settlement was in the best interests of Just Energy in order to focus the Company’s efforts on building the business going forward. The quarter’s administrative costs also increased due to the planned growth in operating costs needed to support the growing customer base and the expansion of the United Kingdom operating platform.  These increased costs were anticipated within the Company’s fiscal 2015 guidance.

Selling and marketing expenses for the three months ended December 31, 2014 were $53.0 million, a 17% increase from $45.4 million reported in the prior comparable quarter. The increase is attributable to the higher amortization of contract initiation costs for commercial customer aggregation in past periods and higher residual commissions from customers signed through the Company’s online sales channel.

Bad debt expense was $13.4 million for the three months ended December 31, 2014, a decrease of 2% from $13.6 million recorded for the prior comparable quarter. For the nine months ended December 31, 2014, the bad debt expense of $40.4 million represents approximately 2.2% of revenue in the jurisdictions where the Company bears the credit risk, down from the 2.3% of revenue reported for the nine months ended December 31, 2013, both of which are well within management’s targeted range of 2% to 3%.

For the nine months ended December 31, 2014, Base EBITDA from continuing operations amounted to $112.5 million, an increase of 1% from $111.1 million in the prior comparable period. To date in fiscal 2015, gross margin increased by 10% as a result of the 7% increase in the customer base as well as higher fee-based revenues to recover the cost to serve. For the nine months ended December 31, 2014, administrative costs increased by 27% from $88.2 million to $112.2 million reported for the same period last year. In addition, for the nine months ended December 31, 2014, selling and marketing costs increased by 13% from $143.0 million to $161.3 million reported for the nine months ended December 31, 2014.

For more information on the changes in the results from operations, please refer to “Gross margin” on page 18 and “Administrative expenses”, “Selling and marketing expenses”, “Bad debt expense” and “Finance costs”, which are further clarified on pages 20 through 23.

EMBEDDED GROSS MARGIN
Management's estimate of the future embedded gross margin is as follows:
(millions of dollars)

	As at	As at	Dec. vs.	As at	2014 vs.
	Dec. 31,	Sept. 30,	Sept.	Dec. 31,	2013
	2014	2014	variance	2013	variance
Energy marketing	$1,798.8	$1,755.2	2%	$1,665.5	8%

Management’s estimate of the embedded gross margin within its customer contracts amounted to $1,798.8 million as of December 31, 2014, an increase of 2% compared to embedded gross margin as of September 30, 2014. The strengthening of the U.S. dollar against the Canadian dollar during the quarter resulted in an increase of $37.8 million in embedded gross margin when the U.S. future gross margin is stated in Canadian dollars.

Embedded gross margin indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to take into account administrative and other costs necessary to realize this margin. As our mix of customers continues to reflect a higher proportion of Commercial volume the embedded gross margin will grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Funds from Operations
For the three months ended December 31
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Cash inflow from continuing operations	$14,190	$38,744
Add (subtract):
Changes in non-cash working capital	21,680	2,250
Cash flows used in operating activities of discontinued operations	(7,720)	2,396
Losses attributable to non-controlling interest	(1,959)	(1,913)
Tax adjustment	(1,512)	(2,446)
Funds from continuing operations	$24,679	$39,031
Less: maintenance capital expenditures	(3,500)	(1,652)
Base Funds from continuing operations	$21,179	$37,379
Base Funds from continuing operations
Gross margin from interim condensed consolidated financial statements	$150,098	$148,616
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	(8,619)	(7,598)
Administrative expenses	(40,912)	(29,034)
Selling and marketing expenses	(52,968)	(45,373)
Bad debt expense	(13,354)	(13,580)
Current income tax provision	(2,771)	(1,797)
Amortization included in cost of sales/selling and marketing expenses	9,420	3,653
Other income (expenses)	267	(239)
Financing charges, non-cash	5,052	3,162
Finance costs	(19,525)	(16,805)
Other non-cash adjustments	(2,009)	(1,974)
Funds from continuing operations	$24,678	$39,031
Less: maintenance capital expenditures	(3,500)	(1,652)
Base Funds from continuing operations	$21,178	$37,379
Base Funds from continuing operations payout ratio	88%	83%
Dividends/distributions
Dividends	$18,240	$30,117
Distributions for share-based awards	332	774
Total dividends/distributions	$18,572	$30,891

Funds from Operations
For the nine months ended December 31
(thousands of dollars)
	Fiscal 2015	Fiscal 2014
Cash inflow from continuing operations	$28,116	$77,361
Add (subtract):
Changes in non-cash working capital	72,104	11,501
Cash flows used in operating activities of discontinued operations	(21,080)	(4,584)
Losses attributable to non-controlling interest	(4,066)	(3,005)
Tax adjustment	(3,112)	(2,580)
Funds from continuing operations	$71,962	$78,693
Less: maintenance capital expenditures	(11,437)	(7,441)
Base Funds from continuing operations	$60,525	$71,252
Base Funds from continuing operations
Gross margin from consolidated financial statements	$406,003	$368,065
Add (subtract):
Adjustment required to reflect net cash receipts from gas sales	10,545	10,564
Administrative expenses	(112,174)	(88,196)
Selling and marketing expenses	(161,263)	(143,020)
Bad debt expense	(40,400)	(35,255)
Current income tax provision	(6,482)	(2,112)
Amortization included in cost of sales/selling and marketing expenses	25,577	12,253
Other income	(1,165)	271
Financing charges, non-cash	12,548	9,559
Finance costs	(56,996)	(50,250)
Other non-cash adjustments	(4,231)	(3,186)
Funds from continuing operations	$71,962	$78,693
Less: maintenance capital expenditures	(11,437)	(7,441)
Base Funds from continuing operations	$60,525	$71,252
Base Funds from continuing operations payout ratio	113%	130%
Dividends/distributions
Dividends	$66,625	$89,977
Distributions for share-based awards	1,502	2,520
Total dividends/distributions	$68,127	$92,497

Base Funds from continuing operations (“Base FFO”) for the three months ended December 31, 2014, were $21.2 million, a decrease of 43% compared with Base FFO of $37.4 million for the three months ended December 31, 2013. The decrease in Base FFO was primarily driven by the decrease in Base EBITDA of $11.5 million in the period (including the non-recurring $4.5 million cost related to the Massachusetts AGO settlement) as well as $1.0 million increase in cash taxes and a $0.8 million increase in cash-based finance costs (interest). The $179.1 million net proceeds from the closing of the NHS sale were not received until November 24, 2014, after which they were used to reduce debt.

For the nine months ended December 31, 2014, Base FFO was $60.5 million, a decrease of 15% from the prior comparable period where Base FFO was $71.3 million. The 15% decrease reflects an increase in Base EBITDA of 1% being offset by increases of $4.4 million and $3.8 million in income tax and cash-based finance costs, respectively. The increase in income tax for the current period is a result of the audits of prior fiscal years completed in the second quarter of fiscal 2015.

During the three months ended December 31, 2014, Just Energy’s debt position significantly improved in comparison to the amount outstanding a year prior.  Just Energy used the proceeds from the sale of NHS to repay the long-term debt of approximately $260.0 million associated with the Home Services division as well as repay the cash withdrawals on the credit facility. The debt associated with HES was transferred upon completion of the sale on November 5, 2014.  As a result of these transactions, the long-term debt was reduced to $659.4 million as of December 31, 2014. The lower debt balance will lower Just Energy’s finance costs in future quarters.

The payout ratio on Base Funds from continuing operations was 88% for the three months ended December 31, 2014, compared to 83% in the prior comparable period. For the nine months ended December 31, 2014, the payout ratio was 113% compared with 130% in the prior comparable period. The first and second quarters are traditionally the lowest cash quarters and therefore result in the highest payout ratios.

Summary of quarterly results for continuing operations
(thousands of dollars, except per share amounts)
	Q3	Q2	Q1	Q4
	Fiscal 2015	Fiscal 2015	Fiscal 2015	Fiscal 2014
Sales	$946,752	$918,260	$821,049	$1,132,750
Gross margin	150,098	132,515	123,390	137,466
Administrative expenses	40,912	38,246	33,016	28,517
Selling and marketing expenses	52,968	53,088	55,207	46,870
Finance costs	19,525	18,700	18,771	19,191
Profit (loss) for the period from continuing operations	(371,403)	(94,255)	(45,743)	154,868
Profit (loss) for the period	(206,193)	(135,156)	(38,914)	109,377
Profit (loss) for the period from continuing operations per share – basic	(2.56)	(0.67)	(0.32)	1.06
Profit (loss) for the period from continuing operations per share – diluted	(2.56)	(0.67)	(0.32)	0.91
Dividends/distributions paid	18,572	18,622	30,933	30,932
Base EBITDA from continuing operations	50,592	31,734	30,186	56,117
Base Funds from continuing operations	21,179	23,756	15,590	16,891
Payout ratio on Base Funds from continuing operations	88%	78%	198%	183%

	Q3	Q2	Q1	Q4
	Fiscal 2014	Fiscal 2014	Fiscal 2014	Fiscal 2013
Sales	$840,098	$833,710	$728,056	$886,827
Gross margin	148,616	113,515	105,934	141,837
Administrative expenses	29,034	29,354	29,808	30,975
Selling and marketing expenses	45,373	46,805	50,842	51,182
Finance costs	16,805	16,600	16,845	15,901
Profit (loss) for the period from continuing operations	167,077	(111,810)	(39,569)	202,387
Profit (loss) for the period	179,608	(110,232)	(41,812)	135,895
Profit (loss) for the period from continuing operations per share – basic	1.17	(0.79)	(0.28)	1.43
Profit (loss) for the period from continuing operations per share – diluted	1.00	(0.79)	(0.28)	1.22
Dividends/distributions paid	30,891	30,850	30,756	44,965
Base EBITDA from continuing operations	62,130	28,257	20,724	59,041
Base Funds from continuing operations	37,379	23,474	10,399	40,961
Payout ratio on Base Funds from continuing operations	83%	131%	296%	110%

Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). While quarter over quarter comparisons are relevant, sequential quarters will vary materially. The main impact of this will be higher Base EBITDA and Base Funds from Operations and lower payout ratios in the third and fourth quarters (assuming consumption based on normal winter weather) and lower Base EBITDA and Base Funds from Operations and higher payout ratios in the first and second quarters. This impact is lessening as current net customer additions are concentrated in electricity, which traditionally experiences less seasonality than natural gas.

ANALYSIS OF THE THIRD QUARTER

Sales increased by 13% to $946.8 million from $840.1 million. The Consumer division’s sales increased by 4% as a result of the higher prices. The Commercial division’s sales increased by 25% as a result of the 13% growth in customer base and higher prices. Gross margin was $150.1 million, an increase of 1% from the prior comparable quarter. The Consumer division contributed an increase of 4% as a result of higher gross margin earned on enhanced product offerings. The Commercial division gross margin decreased by 7%, over its results in the prior comparable quarter as a result of negative adjustments to gross margin reported in prior periods as a result of lower consumption data provided by the LDCs during the regularly recurring reconciliation process.

Administrative expenses increased by 41% from $29.0 million to $40.9 million. The increase over the prior comparable quarter was the result of non-recurring expenses related to a settlement in the amount of $4.5 million with the Massachusetts Attorney General’s Office. Although the Company does not agree with the allegations made by the AGO and explicitly denied all wrongdoing, management determined that a settlement was in the best interests of Just Energy in order to focus the Company’s efforts on building the business going forward. The quarter’s administrative costs also increased due to the planned growth in operating costs needed to support the growing customer base and the expansion of the United Kingdom operating platform. These increased costs were anticipated within the Company’s fiscal 2015 guidance.

Selling and marketing expenses for the three months ended December 31, 2014 were $53.0 million, a 17% increase from $45.4 million reported in the prior comparable quarter. This increase is attributable to the higher amortization of contract initiation costs for customers aggregated in past periods and higher residual commissions from customers signed through the Company’s online sales channel.

Finance costs for the three months ended December 31, 2014 amounted to $19.5 million, an increase of 16% from $16.8 million reported for the three months ended December 31, 2013. Excluding the non-cash amortization of debt service costs, the finance costs were $14.5 million, an increase of 6% from $13.6 million in the prior comparable quarter. The increase in the current period is a result of the higher borrowing costs on the issuance of the $150m convertible bonds, offset by the redemption of the $90m convertible debentures in March 2014 and the repayment of the Company’s credit facility from the proceeds of the NHS sale closed on November 24, 2014.

The change in fair value of derivative instruments was negative, resulting in a non-cash loss of $405.3 million for the current quarter, as market prices relative to Just Energy’s future electricity supply contracts ended lower by an average of $5.37/MWh while future gas contracts decreased by an average of $0.52/GJ. The loss from continuing operations for the three months ended December 31, 2014 was $371.4 million, representing a loss per share of $2.56 on a basic and diluted basis. For the prior comparable quarter, the income from continuing operations was $167.1 million, representing a gain per share of $1.15 and $0.99 on a basic and diluted basis, respectively. The third quarter of fiscal 2014 saw a higher gain in prices related to future supply. The adjustment to fair value of derivative instruments resulted in a gain of $152.7 million. The fair value of derivative instruments represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers in the future at fixed prices, minimizing any impact of mark to market gains or losses.

Dividends/distributions paid were $18.6 million, a decrease of 40% over the prior comparable period based on an annual dividend rate decrease from $0.84 to $0.50 per share effective July 1, 2014.

Segmented Base EBITDA1
For the three months ended December 31
(thousands of dollars)			Fiscal 2015

	Consumer	Commercial
	division	division	Consolidated
Sales	$521,702	$425,050	$946,752
Cost of sales	(403,902)	(392,752)	(796,654)
Gross margin	117,800	32,298	150,098
Add (subtract):
Administrative expenses	(30,495)	(10,417)	(40,912)
Selling and marketing expenses	(29,888)	(23,080)	(52,968)
Bad debt expense	(11,067)	(2,287)	(13,354)
Amortization included in cost of sales/selling and marketing expenses	-	9,420	9,420
Other income (expenses)	(313)	580	267
Profit attributable to non-controlling interest	(1,959)	-	(1,959)
Base EBITDA from continuing operations	$44,078	$6,514	$50,592

			Fiscal 2014

	Consumer	Commercial
	division	division	Consolidated
Sales	$500,441	$339,657	$840,098
Cost of sales	(386,671)	(304,811)	(691,482)
Gross margin	113,770	34,846	148,616
Add (subtract):
Administrative expenses	(21,660)	(7,374)	(29,034)
Selling and marketing expenses	(29,934)	(15,439)	(45,373)
Bad debt expense	(10,526)	(3,054)	(13,580)
Amortization included in cost of sales/selling and marketing expenses	-	3,653	3,653
Other income (expenses)	(270)	31	(239)
Profit attributable to non-controlling interest	(1,913)	-	(1,913)
Base EBITDA from continuing operations	$49,467	$12,663	$62,130
1The segment definitions are provided on page 9.

Segmented Base EBITDA1
For the nine months ended December 31
(thousands of dollars)
		Fiscal 2015

	Consumer	Commercial
	division	division	Consolidated
Sales	$1,417,752	$1,268,309	$2,686,061
Cost of sales	(1,119,210)	(1,160,848)	(2,280,058)
Gross margin	298,542	107,461	406,003
Add (subtract):
Administrative expenses	(84,320)	(27,854)	(112,174)
Selling and marketing expenses	(94,317)	(66,946)	(161,263)
Bad debt expense	(32,084)	(8,316)	(40,400)
Amortization included in cost of sales/selling and marketing expenses	-	25,577	25,577
Other expenses	(181)	(984)	(1,165)
Profit attributable to non-controlling interest	(4,066)	-	(4,066)
Base EBITDA from continuing operations	$83,574	$28,938	$112,512

		Fiscal 2014

	Consumer	Commercial
	division	division	Consolidated
Sales	$1,347,633	$1,054,231	$2,401,864
Cost of sales	(1,082,782)	(951,017)	(2,033,799)
Gross margin	264,851	103,214	368,065
Add (subtract):
Administrative expenses	(65,613)	(22,583)	(88,196)
Selling and marketing expenses	(99,070)	(43,950)	(143,020)
Bad debt expense	(27,529)	(7,726)	(35,255)
Amortization included in cost of sales/selling and marketing expenses	-	12,251	12,251
Other income (expenses)	398	(127)	271
Profit attributable to non-controlling interest	(3,005)	-	(3,005)
Base EBITDA from continuing operations	$70,032	$41,079	$111,111
1The segment definitions are provided on page 9.
Base EBITDA from continuing operations amounted to $50.6 million for the three months ended December 31, 2014, a decrease of 19% from $62.1 million in the prior comparable quarter. The Consumer division contributed $44.1 million to Base EBITDA for the three months ended December 31, 2014, a decrease of 11% from $49.5 million reported for the three months ended December 31, 2013. The decrease was primarily a result of a 4% increase in gross margin being offset by higher administrative expenses, in particular, the $4.5 million Massachusetts AGO settlement. The Commercial division contributed $6.5 million to Base EBITDA a 49% decrease from $12.7 million in the prior comparable quarter as a result of a decrease in gross margin due to a reconciliation of lower consumption data provided by LDCs.

For the nine months ended December 31, 2014, Base EBITDA was $112.5 million, an increase of 1% from $111.1 million recorded in the prior comparable period. The Consumer division contributed $83.6 million to Base EBITDA for the nine months ended December 31, 2014, an increase of 19% from $70.0 million reported for the nine months ended December 31, 2013. The increase was primarily a result of a 13% increase in gross margin and lower selling and marketing costs.

The Commercial division contributed $28.9 million to Base EBITDA, a 30% decrease from the prior comparable period when the segment contributed $41.1 million. The decrease is a result of a 23% increase in general and administrative expenses funding the growth of the U.K. platform and a 52% increase in selling and marketing expenses. Growth in selling and marketing expenses will continue to exceed commercial margin growth in coming periods as a result of higher residual commission payments resulting from past growth in customer base.

Customer aggregation
	Oct. 1,			Failed to	Dec 31,	% increase	Dec 31,	% increase
	2014	Additions	Attrition	renew	2014	(decrease)	2013	(decrease)
Consumer Energy
Gas	727,000	59,000	(32,000)	(10,000)	744,000	2%	769,000	(3)%
Electricity	1,220,000	128,000	(85,000)	(16,000)	1,247,000	2%	1,225,000	2%
Total Consumer RCEs	1,947,000	187,000	(117,000)	(26,000)	1,991,000	2%	1,994,000	-
Commercial Energy
Gas	208,000	25,000	(1,000)	(8,000)	224,000	8%	195,000	15%
Electricity	2,449,000	142,000	(68,000)	(76,000)	2,447,000	-	2,171,000	13%
Total Commercial RCEs	2,657,000	167,000	(69,000)	(84,000)	2,671,000	1%	2,366,000	13%
Total RCEs	4,604,000	354,000	(186,000)	(110,000)	4,662,000	1%	4,360,000	7%

Gross customer additions for the three months ended December 31, 2014 were 354,000, an increase of 6% from 333,000 customers added in the third quarter of fiscal 2014. For the nine months ended December 31, 2014, gross customer additions amounted to 1,149,000, an increase of 13% from the 1,021,000 gross customer additions reported for the nine months ended December 31, 2013.

Net additions were 58,000 for the third quarter of fiscal 2015, an increase of 53% from 38,000 net customer additions in the third quarter of fiscal 2014. The increase in net additions was largely a result of higher Consumer additions with Commercial growth largely offset by higher attrition. For the nine months ended December 31, 2014, net customer additions were 252,000, an increase of 83% from the 138,000 net customer additions during fiscal 2014.

Consumer customer additions amounted to 187,000 for the third quarter of fiscal 2015, a 13% increase from 165,000 gross customer additions recorded in the prior comparable period. Commercial customer additions were 167,000 for the third quarter of fiscal 2015, a 1% decrease from 168,000 gross customer additions in the prior comparable quarter. Overall, the Commercial customer base grew 13% versus a year earlier while the Consumer customer base was stable from a year earlier. In addition to the customers referenced in the above table, the Consumer Energy customer base also includes 31,000 smart-thermostat customers. These smart thermostats are bundled with a commodity contract and are currently offered in Texas and Ontario.

For the three months ended December 31, 2014, 18% of total Consumer and Commercial Energy marketing customer additions were generated from door-to-door sales, 48% from commercial brokers and 34% through online and other non-door-to-door sales channels. In the prior comparable period, 26% of new customers were generated using door-to-door sales channels.

As of December 31, 2014, the U.S., Canadian and U.K. segments accounted for 72%, 24% and 4% of the customer base, respectively. At December 31, 2013, the U.S., Canadian and U.K. segments represented 73%, 26% and 1% of the customer base, respectively.

ATTRITION
	Trailing	Trailing
	12-months	12-months
	ended	ended
	Dec 31, 2014	Dec 31, 2013

Consumer	27%	26%
Commercial	7%	5%
Total attrition	16%	14%

The combined attrition rate for Just Energy was 16% for the trailing 12 months ended December 31, 2014, an increase from the 14% overall rate reported a year prior. The rate increased 1% from the 15% reported in the second quarter of fiscal 2015. The attrition in the Consumer division’s markets increased to 27% from 26% a year earlier, but was unchanged from the attrition reported for the second quarter of fiscal 2015. The increase from the prior year was primarily the result of the Company’s growth being concentrated in U.S. electricity markets such as Texas and the northeast states that typically experience higher attrition due to heavy competition.

The attrition levels for the trailing 12 months ended December 31, 2014 for the Commercial division increased to 7% from 5% a year earlier. Commercial attrition increased by 1% from the 6% reported in the second quarter of fiscal 2015. The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition.

The Company carefully monitors the levels of customer complaints from its Consumer and Commercial divisions.  The goal is to resolve all complaints registered within five days of receipt.  Our corporate target is to have an outstanding complaint rate less than 0.05% of flowing customers at any time. As of December 31, 2014, 2014, the total outstanding ratio was 0.02%.

RENEWALS

	Trailing	Trailing
	12-months	12-months
	ended	ended
	Dec 31, 2014	Dec 31, 2013

Consumer	75%	75%
Commercial	63%	67%
Total renewals	67%	70%

The Just Energy renewal process is a multifaceted program that aims to maximize the number of customers who choose to renew their contract prior to the end of their existing contract term. Efforts begin up to 15 months in advance, allowing a customer to renew for an additional period. Overall, the renewal rate was 67% for the trailing 12 months ended December 31, 2014, compared to a renewal rate of 70% realized a year ago. The renewal rate was down 1% from 68% reported in the second quarter of fiscal 2015. The year over year decline reflected a very competitive market for Commercial renewals and Just Energy’s focus on maintaining average customers’ profitability rather than pursuing low margin growth. Residential renewal rates have been unchanged over the past year.

Energy contract renewals
This table shows the percentage of customers up for renewal in each of the following fiscal periods:

	Consumer		Commercial
	Gas	Electricity	Gas	Electricity
Remainder of 2015	4%	5%	6%	5%
2016	20%	33%	35%	38%
2017	14%	20%	21%	24%
2018	23%	19%	20%	20%
Beyond 2018	39%	23%	18%	13%
Total	100%	100%	100%	100%

Note: All month-to-month customers, which represent 583,000 RCEs, are excluded from the table above.

Gross Margin
For the three months ended December 31
(thousands of dollars)
	Fiscal 2015			Fiscal 2014
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$48,585	$10,709	$59,294	$45,446	$9,078	54,524
Electricity	69,215	21,589	90,804	68,324	25,768	94,092
	$117,800	$32,298	$150,098	$113,770	$34,846	$148,616
Increase	4%	(7)%	1%

For the nine months ended December 31
(thousands of dollars)
	Fiscal 2015			Fiscal 2014
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$88,541	$20,537	$109,078	$70,801	$15,421	$86,222
Electricity	210,001	86,924	296,925	194,050	87,793	281,843
	$298,542	$107,461	$406,003	$264,851	$103,214	$368,065
Increase	13%	4%	10%

CONSUMER ENERGY

Gross margin for the Consumer division was $117.8 million, an increase of 4% from the $113.8 million recorded in the prior comparable quarter. The gross margin for gas and electricity increased by 7% and 1%, respectively.

For the nine months ended December 31, 2014, gross margin for the Consumer division was $298.5 million, an increase of 13% from $264.9 million recorded for the nine months ended December 31, 2013. The gross margin contribution from the gas and electricity markets increased by 25% and 8% respectively.

Average realized gross margin for the Consumer division after all balancing costs for the rolling 12 months ended December 31, 2014 was $180/RCE, representing a 3% increase from $175/RCE reported in the prior comparable quarter. The gross margin/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan, Pennsylvania and Massachusetts.

Gas

Gross margin from gas customers in the Consumer division was $48.6 million for the three months ended December 31, 2014, an increase of 7% from $45.4 million recorded in the prior comparable quarter. Gross margin increased despite a 3% decrease in customer base over the past year as a result of the contribution from JustGreen products and the higher gross margin earned on variable rate product offerings.

For the nine months ended December 31, 2014, the gross margin contribution from the gas markets increased by 25% over the prior comparable period to $88.5 million primarily as a result of higher margin earned on variable rate products and the higher percentage of consumption coming from JustGreen product offerings.

Electricity

Gross margin from electricity customers in the Consumer division was $69.2 million for the three months ended December 31, 2014, an increase of 1% from $68.3 million recorded in the prior comparable quarter. While the customer base remained consistent over the past year, gross margin was more favourably impacted by the recovery through fees on certain costs to serve.

For the nine months ended December 31, 2014, gross margin from electricity markets increased 8% to $210.0 million. This increase is due to higher fee-based revenue earned, higher margin contribution from the JustGreen product offerings and attractive pricing on variable rate products.

COMMERCIAL ENERGY

Gross margin for the Commercial division was $32.3 million, a decrease of 7% from the $34.8 million recorded in the prior comparable quarter. For the nine months ended December 31, 2014, gross margin for the Commercial division was $107.5 million, an increase of 4% from $103.2 million recorded for the nine months ended December 31, 2013.

The Commercial customer base increased by 13% during the past year. Average realized gross margin after all balancing costs for the rolling 12 months ended December 31, 2014 was $58/RCE, a decrease from $66/RCE reported a year ago largely due to the impact in the fourth quarter of fiscal 2014 from the volatile supply prices as a result of the extreme weather during the Polar Vortex. The GM/RCE value includes an appropriate allowance for bad debt expense in Illinois, Texas, Georgia, Michigan and California.

Gas

Gas gross margin for the Commercial division was $10.7 million for the three months ended December 31, 2014, up 18% from margin of $9.1 million in the comparable quarter. The increase resulted from the higher consumption from the 15% increase in customer base.

For the nine months ended December 31, 2014, the gross margin contribution from the gas markets increased by 33% over the prior comparable period to $20.5 million, due to higher margins per unit of volume and the inclusion of non-recurring balancing charges in the comparable nine month-period.

Electricity
Electricity gross margin for the Commercial division was $21.6 million, a decrease of 16% from the $25.8 million recorded in the prior comparable quarter. The decrease in the current quarter is a result of the negative impact from reconciliations with the LDCs regarding consumption in the second quarter. The LDCs in the Northeastern US markets provide estimated consumption initially with the actual consumption based on meter reads following up to eight months afterwards with the majority of the adjustments being received within four months. During the three months ended December 31, 2014, the impact from these resettlements was a reduction of $3.9 million in gross margin, compared with a positive adjustment of $2.9 million in the prior comparable period. The unfavourable resettlement data in the third quarter of fiscal 2015 relates to consumption reported in the second quarter when gross margin increased 17% over the prior comparable period.

Gross margin for the Commercial electricity markets for the nine months ended December 31, 2014 was $86.9 million, a decrease of 1% from $87.8 million recorded in the nine months ended December 31, 2013 as the larger customer base was offset by a decrease in realized margin per customer.

Gross margin on new and renewing customers

The table below depicts the annual margins on contracts for Consumer and Commercial customers signed during the quarter. This table reflects the gross margin (sales price less costs of associated supply and allowance for bad debt) earned on new additions and renewals including both the brown commodity and JustGreen supply.

ANNUAL GROSS MARGIN PER CUSTOMER
	Fiscal	Number of	Fiscal	Number of
	2015	customers	2014	customers

Consumer customers added and renewed	$191	209,000	$160	222,000
Consumer customers lost	187	144,000	178	150,000
Commercial customers added and renewed	85	240,000	68	330,000
Commercial customers lost	71	162,000	83	146,000

For the three months ended December 31, 2014 the average gross margin per RCE for the customers added and renewed by the Consumer division was $191/RCE, an increase from $160/RCE in the prior comparable quarter. The average gross margin per RCE for the Consumer customers lost during the second quarter of fiscal 2015 was $187/RCE, compared with $178/RCE in the three months ended December 31, 2013. Higher new customer margins reflect increased JustGreen participation and strong margins on price-protected product offerings.

For the Commercial division, the average gross margin per RCE for the customers signed during the three months ended December 31, 2014 was $85/RCE compared to $68/RCE in the prior comparable quarter. Customers lost through attrition and failure to renew during the three months ended December 31, 2014 were at an average gross margin of $71/RCE, a decrease from $83/RCE reported in the prior comparable period. The Company has pursued a plan where focus in the commercial market will be on higher margin segments while those with traditionally low margins are allowed to attrite.

Overall consolidated results from continuing operations

ADMINISTRATIVE EXPENSES
(thousands of dollars)	Three	Three		Nine	Nine
	months	months		months	months
	ended	ended		ended	ended
	Dec. 31,	Dec. 31,	%	Dec. 31,	Dec. 31,	%
	2014	2013	increase	2014	2013	increase
Consumer division	$30,495	$21,660	41%	$84,320	$65,613	29%
Commercial division	10,417	7,374	41%	27,854	22,583	23%
Total administrative expenses	$40,912	$29,034	41%	$112,174	$88,196	27%

The guidance provided by management for fiscal 2015 anticipated administrative costs growing more rapidly than margin for the year to support the growing customer base and the expansion of U.K operations. The Consumer division’s administrative expenses were $30.5 million for the three months ended December 31, 2014, an increase of 41% from $21.7 million recorded in the prior comparable quarter. The Commercial division’s administrative expenses were $10.4 million for the third quarter of fiscal 2015, a 41% increase from $7.4 million for the three months ended December 31, 2013.

The 41% overall increase in administrative expenses was higher than anticipated due to non-recurring costs related to legal and regulatory matters in the amount of $4.5 million . Just Energy agreed to the settlement with the Massachusetts Attorney General’s Office relating to an investigation of the Company’s telemarketing and door-to-door sales practices, as well as pricing of certain products to customers in Massachusetts dating back to 2011. Although the Company does not agree with the allegations made by the AGO and explicitly denied all wrongdoing, management determined that a settlement was in the best interests of the Company in order to focus the Company’s energy on building the business going forward. The increase in Commercial administrative costs included the continued expansion of the U.K. business platform.

For the nine months ended December 31, 2014, the Consumer Energy division’s administrative expenses were $84.3 million, an increase of 29% from $65.6 million in the prior comparable period. The Commercial division’s administrative expenses for the nine months ended December 31, 2014 were $27.9 million, an increase of 23% compared to $22.6 million in the prior comparable period. The increase is related to the support of the growing customer base as well as the $4.5 million Massachusetts AGO settlement and an unforeseen legal accrual of approximately $4.0 million in the second quarter of fiscal 2015.

SELLING AND MARKETING EXPENSES
(thousands of dollars)	Three	Three		Nine	Nine
	months	months		months	months
	ended	ended		ended	ended	%
	Dec. 31,	Dec. 31,	%	Dec. 31,	Dec. 31,	increase
	2014	2013	increase	2014	2013	(decrease)
Consumer division	$29,888	$29,934	-	$94,317	$99,070	(5)%
Commercial division	23,080	15,439	49%	66,946	43,950	52%
Total selling and marketing expenses	$52,968	$45,373	17%	$161,263	$143,020	13%

Selling and marketing expenses, which consist of commissions paid to independent sales contractors, brokers and independent representatives as well as sales-related corporate costs, were $53.0 million, an increase of 17% from $45.4 million in the third quarter of fiscal 2014.

The selling and marketing expenses for the Consumer division were $29.9 million for the three months ended December 31, 2014, relatively unchanged from the selling and marketing expenses of $29.9 million recorded in the prior comparable quarter. The increase in the residual-based commission payments to the online marketing sales channel were offset by lower commissions paid to the door-to-door sales channel.

The selling and marketing expenses for the Commercial division were $23.1 million for the three months ended December 31, 2014, an increase of 49% from the selling and marketing expenses of $15.4 million recorded in the prior comparable quarter. Included in the selling and marketing expenses for the Commercial division in the current quarter is amortization of $9.4 million, an increase from $3.7 million recorded in the third quarter of fiscal 2014, representing the portion of the prepaid contract initiation costs which relates to revenue earned in the period. In addition to the higher amortization, selling and marketing expenses increased as a result of higher residual-based commission payments reflecting the expanding customer base.

For the nine months ended December 31, 2014, selling and marketing expenses were $161.3 million, an increase of 13% compared to $143.0 million in the prior comparable period. The Consumer division’s selling and marketing expenses were down 5% to $94.3 million compared to $99.1 million for the nine months ended December 31, 2013, as the higher number of Consumer customers added was more than offset by the growth of lower cost selling channels. Selling and marketing expenses for the Commercial division was $66.9 million for the nine months ended December 31, 2014, an increase of 52% compared to $44.0 million in the prior comparable period. The amortization of contract initiation costs was $25.6 million for the nine months ended December 31, 2014, an increase of 108% from $12.3 million recorded in the prior comparable period.

The aggregation costs per customer for the last 12 months for Consumer customers signed by independent representatives and Commercial customers signed by brokers were as follows:

	Fiscal 2015		Fiscal 2014
	Consumer	Commercial	Consumer	Commercial
Natural gas	$179/RCE	$46/RCE	$164/RCE	$34/RCE
Electricity	$126/RCE	$33/RCE	$152/RCE	$31/RCE
Average aggregation costs	$140/RCE	$34/RCE	$141/RCE	$32/RCE

The small decline in the per customer aggregation costs for the Consumer division continues a trend of lower costs seen in recent quarters. The Company has focused on increasing sales through lower cost channels and expects that trend to continue.

The aggregation cost per RCE for the Consumer division listed above includes a small but growing proportion of customers generated by affinity and online sales channels where commissions are paid on a residual basis as the customer flows. This would tend to slightly decrease current period average costs but will increase future period average costs in comparison as commissions will be paid on customers that have already been counted in customer aggregation totals.

The $34 average aggregation cost for the Commercial division customers is based on the expected average annual cost for the respective customer contracts. It should be noted that commercial broker contracts are paid further commissions averaging $34 per year for each additional year that the customer flows. Assuming an average life of 2.8 years, this would add approximately $62 (1.8 x $34) to the year’s $34 average aggregation cost reported above. For the prior comparable period, the total aggregation costs of commercial brokers were $32/RCE. The lower costs are a function of broker commissions being a percentage of lower margins.

BAD DEBT EXPENSE
In Illinois, Alberta, Texas, Delaware, Ohio, California, Massachusetts, Michigan and Georgia, Just Energy assumes the credit risk associated with the collection of customer accounts. In addition, for commercial direct-billed accounts in British Columbia, New York and Ontario, Just Energy is responsible for the bad debt risk. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above-noted markets. During the nine months ended December 31, 2014, Just Energy was exposed to the risk of bad debt on approximately 67% of its sales.

Bad debt expense is included in the consolidated income statement under other operating expenses. Bad debt expense for the three months ended December 31, 2014 was $13.4 million, down slightly from $13.6 million expensed for the three months ended December 31, 2013. Management integrates its default rate for bad debts within its margin targets and continuously reviews and monitors the credit approval process to mitigate customer delinquency.

For the nine months ended December 31, 2014, the bad debt expense of $40.4 million represents 2.2% of relevant revenue. In the prior comparable period, the bad debt expense was $35.3 million, representing 2.3% of the period’s associated revenue.

Management expects that bad debt expense will remain in the range of 2% to 3% of relevant revenue from markets where the Company bears credit risk. For each of Just Energy’s other markets, the LDCs provide collection services and assume the risk of any bad debt owing from Just Energy’s customers for a regulated fee.

FINANCE COSTS
Total finance costs for the three months ended December 31, 2014 amounted to $19.5 million, an increase of 16% from $16.8 million for the three months ended December 31, 2013. The increase in finance costs is a result of the issuance of the $150m convertible bonds in January 2014 as well as higher amortization of debt service costs offset slightly by the repayment of the Company’s operating line late in the quarter with the proceeds of the NHS sale. Removing the amortization of debt service costs, the finance costs for the three months ended December 31, 2014 were $14.5 million, an increase of 6% from $13.6 million borrowing costs on the issuance of the $150m convertible bonds, offset by the redemption of the $90m convertible debentures in March of 2014.  Cash-based finance costs were down 3% from the second quarter of fiscal 2015 as a result of the repayment of the credit facility using the proceeds from the sale of NHS.

For the nine months ended December 31, 2014, finance costs were $57.0 million, an increase of 13% from the prior comparable period costs of $50.3 million. The increases over the prior comparable periods are a result of the higher amortization of debt issue costs as well as the interest costs associated with the issuance of the $150m convertible bonds within the past year. These increases are offset by the redemption of the $90m convertible debentures in March 2014 as well as the repayment of the credit facility in November 2014 from the proceeds of the sale of NHS.

FOREIGN EXCHANGE
Just Energy has an exposure to U.S. dollar exchange rates as a result of its U.S. operations. Any changes in the applicable exchange rate may result in a decrease or increase in other comprehensive income. For the three months ended December 31, 2014, a foreign exchange unrealized gain of $4.2 million was reported in other comprehensive income versus a gain of $8.9 million in the prior comparable quarter. For the nine month ended December 31, 2014, a foreign exchange unrealized loss of $3.3 million was recorded compared to the gain of $14.8 million reported for the prior comparable period.

Overall, a stronger U.S. dollar increases the value of U.S. sales and gross margin in Canadian dollars but this is partially offset by higher operating costs denominated in U.S. dollars. Just Energy retains sufficient funds in the U.S. to support ongoing growth and surplus cash is repatriated to Canada. U.S. cross border cash flow is forecast, and hedges for cross border cash flow are put in place quarterly.

PROVISION FOR (RECOVERY OF) INCOME TAX
(thousands of dollars)
	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013

Current income tax (recovery)	$2,771	$(695)	$6,482	$(380)
Deferred tax (recovery) provision	(26,035)	15,224	(33,024)	22,123
Provision for (recovery of) income tax	$(23,264)	$14,529	$(26,542)	$21,743

Just Energy recorded a current income tax expense of $2.8 million for the third quarter of fiscal 2015, versus an income tax benefit of $0.7 million for the prior comparable quarter.   A current income tax expense of $6.5 million has been recorded for the first nine months of fiscal 2015, versus an income tax benefit of $0.4 million in the same period of fiscal 2014. The increase in current tax expense in the current fiscal period is a result of tax audits related to prior years that were settled in this period, a taxable gain from the sale of the US solar division, and a one-time tax refund which was received in fiscal 2014 and did not recur in the current fiscal period.

During the first nine months of fiscal 2015, a deferred tax benefit of $33 million has been recorded, due to an increase in the cumulative mark to market losses from financial instruments as a result of a change in the fair value of these derivative financial instruments. In fiscal 2014, a deferred tax expense of $22.1 million was recognized, due to a decline in the cumulative mark to market losses from financial instruments as a result of a change in the fair value of these derivative financial instruments.

Just Energy is taxed as a taxable Canadian corporation. Therefore, the deferred tax asset or liability associated with Canadian assets and liabilities recorded on the consolidated balance sheets as at that date will be realized over time as the temporary differences between the carrying value of assets in the consolidated financial statements and their respective tax bases are realized. Current Canadian income taxes are accrued to the extent that there is taxable income in Just Energy and its underlying corporations. For fiscal 2015, Just Energy’s wholly owned Canadian subsidiaries are subject to a tax rate of approximately 26%.

Under IFRS, Just Energy recognized income tax liabilities and assets based on the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities on the consolidated financial statements and their respective tax bases, using substantively enacted income tax rates.  A deferred tax asset will not be recognized if it is not anticipated that the asset will be realized in the foreseeable future. The effect of a change in the income tax rates used in calculating deferred income tax liabilities and assets is recognized in income during the period in which the change occurs.

Discontinued operations

HOME SERVICES DIVISION

On November 24, 2014, Just Energy announced that it had closed the sale of its shares of NHS to Reliance. NHS provides Ontario and Quebec residential customers with a long-term water heater, furnace and air conditioning rental, offering high efficiency conventional and power vented tank and tankless water heaters and high efficiency furnaces and air conditioners. The purchase price was $505 million subject to certain potential adjustments at closing including working capital balances. Additionally, as conditions of closing, Just Energy paid all outstanding NHS borrowings and paid out the remaining interest in a royalty agreement.

RESULTS OF OPERATIONS

For the period of April 1, 2014 to the close of the sale of NHS, the Home Services division had sales of $58.8 million and gross margin of $47.6 million, compared with $53.7 million and $41.8 million, respectively, in the prior comparable period. NHS’s operating profit included in discontinued operations was $168.3 million (including gain on sale of $189.5 million), compared with a loss of $5.1 million in the prior comparable period.

COMMERCIAL SOLAR (HES)

On November 5, 2014, Just Energy announced the closing of the sale of HES to SunEdison, Inc. and its subsidiary TerraForm Power Inc., a leading global solar technology manufacturer and provider of solar energy services.

For the period of April 1, 2014 to the close of the sale of HES, the Commercial Solar division had sales of $4.4 million and gross margin of $4.4 million, compared with $2.5 million and $0.8 million, respectively, in the nine months ended December 31, 2013. The operating loss of HES included in the discontinued operations was $35.1 million compared to $1.0 million in the prior comparable period.

Liquidity and capital resources
SUMMARY OF CASH FLOWS
(thousands of dollars)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31 2014	Dec. 31, 2013	Dec. 31 2014	Dec. 31, 2013
Operating activities	$6,470	$41,140	$7,036	$72,777
Investing activities	186,235	(11,104)	165,423	(26,059)
Financing activities, excluding dividends	(162,858)	11,888	(74,122)	33,365
Effect of foreign currency translation	3,294	(436)	3,285	614
Increase in cash before distributions	33,141	41,488	101,622	80,697
Dividends/distributions (cash payments)	(17,278)	(29,196)	(64,476)	(85,541)
Increase (decrease) in cash	15,863	12,292	37,146	(4,844)
Decrease in cash from discontinued operations and cash reclassified to assets held for sale	(3,374)	(1,976)	(15,237)	(1,144)
Cash and cash equivalents – beginning of period	29,821	22,194	20,401	38,498
Cash and cash equivalents – end of period	$42,310	$32,510	$42,310	$32,510

OPERATING ACTIVITIES
Cash inflow from continuing operating activities for the three months ended December 31, 2014 was $6.5 million, compared with $41.1 million in the prior comparable quarter. The decrease is due to higher administrative, selling and marketing costs and a reduction in accounts payable from March 31, 2014. For the nine months ended December 31, 2014, cash inflow from continuing operating activities was $7.0 million, a significant decrease from $72.8 million reported for the prior comparable period due to the decreases in net working capital.

INVESTING ACTIVITIES
During the three months ended December 31, 2014, Just Energy sold two of its operating segments for net proceeds of $197.0 million. Just Energy purchased capital assets totalling $0.5 million during the third quarter of the current fiscal year, a decrease from $2.8 million in the third quarter of fiscal 2014. Contract initiation cost additions amounted to $8.9 million for the three months ended December 31, 2014, an increase from $6.0 million recorded in the prior comparable quarter. The increase is a result of customer additions in the commercial sales channels, where commissions are paid upfront and then amortized over the period when the related revenue is recognized.

FINANCING ACTIVITIES
Financing activities, excluding dividends, relates primarily to the issuance and repayment of long-term debt. During the three months ended December 31, 2014, repayments of long-term debt amounted to $173.7 million. The repayment of the credit facility was a result of the net cash received from the sale of NHS and HES. As at December 31, 2014 Just Energy has not drawn on its credit facility although letters of credit remain outstanding. In the prior comparable quarter, $136.5 million was issued in long-term debt while $119.2 million was repaid, related to credit facility borrowings.

As of December 31, 2014, Just Energy had a credit facility of $210 million expiring on October 2, 2015. The reduction from $290 million is a result of the sales of NHS and HES reducing the need for funding of working capital through the credit facility.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. For residential customers signed by independent contractors, approximately 60% of the commission payment is made following reaffirmation or verbal verification of the customer contract, with most of the remaining 40% being paid after the energy commodity begins flowing to the customer. Margins associated with these customers are realized over the term of the contract. For Commercial customers, commissions are paid either as the energy commodity flows throughout the contract or partially upfront once the customer begins to flow.

The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Georgia, Texas and for commercial direct-billed customers, Just Energy receives payment directly.

DIVIDENDS

Due to the dividend reinvestment plan (“DRIP”), a portion of dividends declared are not paid in cash. Under the program, shareholders can elect to receive their dividends in shares at a 2% discount on the prevailing market price rather than the cash equivalent. The DRIP was suspended effective January 1, 2015. For the nine months ended December 31, 2014, dividends paid in shares under the DRIP amounted to $3.6 million, a decrease from $6.9 million of dividends paid in shares during the prior comparable period.

During the three months ended December 31, 2014, Just Energy paid cash dividends to its shareholders and holders of restricted share grants, performance bonus grants and deferred share grants in the amount of $17.3 million, compared to $29.2 million in the prior comparable period. For the nine months ended December 31, 2014, cash dividends were $64.5 million, a decrease from $85.5 million paid in dividends in the prior comparable period, due to the reduction in the annual dividend from $0.84 to $0.50 subsequent to the June 2014 dividend.

Balance sheet as at December 31, 2014, compared to March 31, 2014
Cash increased from $20.4 million as at March 31, 2014 to $42.3 million as of December 31, 2014. The utilization of the credit facility decreased from $69.5 million as at March 31, 2014 to $NIL at December 31, 2014. The decrease in the utilization of the credit facility is a result of using the proceeds from the disposition of NHS and HES to repay the previous drawdown amount and to support Just Energy’s working capital needs.

As at December 31, 2014, trade receivables and unbilled revenue amounted to $379.1 million and $251.3 million, respectively, compared to March 31, 2014, when the trade receivables and unbilled revenue amounted to $427.0 million and $170.7 million, respectively. Trade payables have decreased from $485.5 million to $482.2 million during the first nine months of fiscal 2015. The increase in trade receivables and unbilled revenue and trade payables is a result of seasonality in the business.

In Ontario and Michigan, more gas has been delivered to LDCs than consumed by customers, resulting in gas delivered in excess of consumption and deferred revenue positions of $13.7 million and $21.2 million, respectively, as at December 31, 2014. In Manitoba and Quebec, more gas has been consumed by customers than Just Energy has delivered to the LDCs. As a result, Just Energy has recognized an accrued gas receivable and accrued gas payable for $15.5 million and $4.9 million, respectively, as at December 31, 2014. These amounts decreased from $48.6 million and $34.6 million, respectively, as at March 31, 2014 as a result of the seasonality of gas consumption. In addition, gas in storage increased from $2.4 million as at March 31, 2014 to $27.7 million as at December 31, 2014 due to the seasonality of gas storage.

Other assets and other liabilities relate entirely to the fair value of the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ equity from year to year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these non-cash quarterly changes are not meaningful.

Intangible assets include the goodwill and acquired customer contracts, as well as other intangibles such as brand, broker network and information technology systems, primarily related to the acquisitions in 2009, 2010 and 2011. The total intangible asset balance decreased to $343.7 million as at December 31, 2014, from $404.9 million as at March 31, 2014, as a result of amortization and the disposal of NHS and HES.

Long-term debt (excluding the current portion) has decreased from $930.0 million as at March 31, 2014 to $659.4 million at December 31, 2014, primarily as a result of the disposal of the Home Services and Solar divisions and the use of the proceeds from NHS to repay the drawdowns on the credit facility.

Debt and financing for continuing operations
(thousands of dollars)
	December 31, 2014	March 31, 2014

Just Energy credit facility	$-	$69,500
$105m senior unsecured note	105,000	105,000
NHS financing	-	272,561
$330m convertible debentures	309,728	304,458
$100m convertible debentures	90,930	89,430
US$150m convertible bonds	159,120	149,572

During the three months ended December 31, 2014, Just Energy’s long-term debt position significantly improved in comparison to the amount outstanding a year prior.  Just Energy used the proceeds from the sale of NHS to repay the long-term debt of approximately $260.0 million associated with the Home Services division as well as repay the cash withdrawals on the credit facility. The debt associated with HES was transferred upon completion of the sale on November 5, 2014. As a result of these transactions, the debt was reduced to $659.4 million as of December 31, 2014. The lower debt balances will lower Just Energy’s finance costs in future quarters.

JUST ENERGY CREDIT FACILITY
During the three months ended December 31, 2014, the credit facility was reduced to $210 million from $290 million with the sale of NHS.  The current syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Toronto-Dominion Bank, The Bank of Nova Scotia, HSBC Bank Canada and Alberta Treasury Branches.

Under the terms of the credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees that vary between 2.88% and 4.00%, prime rate advances at rates of interest that vary between bank prime plus 1.88% and 3.00%, and letters of credit at rates that vary between 2.88% and 4.00%. Interest rates are adjusted quarterly based on certain financial performance indicators.

Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates, excluding, primarily, the U.K. operations and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. During the period, the Company requested and received amendments with respect to covenants within the credit facility. As at December 31, 2014, all of the covenants had been met.

$105M SENIOR UNSECURED NOTE
The $105m senior unsecured note bears interest at 9.75% and matures in June 2018. The $105m senior unsecured note is subject to certain financial and other covenants. As of December 31, 2014, all of these covenants have been met.

In conjunction with the covenant requirements associated with the issuance of senior unsecured notes, the following represents select financial disclosure for the “Restricted Subsidiaries” as defined within the Note Indenture, which generally excludes the U.K. operations.

	Three months	Nine months
	ended	ended
	Dec 31,	Dec 31,
	2014	2014
Base EBITDA	$29,148	$89,207
Selling and marketing expenses to add gross margin	17,171	54,650
Share-based compensation	1,923	6,193
Maintenance capital expenditures	5,678	13,616

$330M CONVERTIBLE DEBENTURES
To fund an acquisition in May 2010, Just Energy issued $330 million of convertible extendible unsecured subordinated debentures. The $330m convertible debentures bear an interest rate of 6% per annum payable semi-annually in arrears on June 30 and December 31 in each year, with maturity on June 30, 2017. Each $1,000 of principal amount of the $330m convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 shares of Just Energy, representing a conversion price of $18 per share.

Prior to June 30, 2015, the debentures may be redeemed by Just Energy, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On or after June 30, 2015, and prior to the maturity date, the debentures may be redeemed by Just Energy, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

$100M CONVERTIBLE DEBENTURES
On September 22, 2011, Just Energy issued $100 million of convertible unsecured subordinated debentures, which were used to fund an acquisition in October 2011. The $100m convertible debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year, and have a maturity date of September 30, 2018. Each $1,000 principal amount of the $100m convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption, into 56.0 common shares of Just Energy, representing a conversion price of $17.85 per share.

Prior to September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after September 30, 2016, the $100m convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

$150M CONVERTIBLE BONDS
On January 29, 2014, Just Energy issued US$150 million of European-focused senior unsecured convertible bonds, and the net proceeds were used to redeem Just Energy’s outstanding $90m convertible debentures due September 30, 2014 and to pay down Just Energy’s credit line. The $150m convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year. The maturity date of the $150m convertible bonds is July 29, 2019.

A Conversion Right in respect of a bond may be exercised, at the option of the holder thereof, at any time (the “Conversion Period”) (subject to any applicable fiscal or other laws or regulations and as hereinafter provided) from May 30, 2014 (being the date falling four months and one day after the closing date) to the close of business on the business day falling 22 business days prior to the final maturity date. The initial conversion price is US$9.3762 per common share (being C$10.2819 translated into US$ at the fixed exchange rate) but is subject to adjustments.

Contractual obligations
In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non-cancellable.

PAYMENTS DUE BY PERIOD
(thousands of dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Trade and other payables	$482,185	$482,185	$-	$-	$-
Long-term debt (contractual cash flow)	709,069	54	330,000	379,015	-
Interest payments	174,787	47,100	110,626	17,061	-
Premises and equipment leasing	31,971	6,180	8,622	6,025	11,144
Long-term gas and electricity contracts	3,921,181	2,040,422	1,572,045	301,428	7,286

	$5,319,193	$2,575,941	$2,021,293	$703,529	$18,430

OTHER OBLIGATIONS
In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included in either its accrued liabilities or in the consolidated financial statements.  In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties
Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates.

Off balance sheet items
The Company has issued letters of credit in accordance with its credit facility totalling $125.1 million to various counterparties, primarily utilities in the markets where it operates, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2014 were $43.9 million.

Critical accounting estimates
The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

IMPAIRMENT OF NON-FINANCIAL ASSETS
Just Energy performed its annual impairment test as at March 31, 2014. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. As at March 31, 2014, the market capitalization of Just Energy was above the book value of its equity, indicating that a potential impairment of goodwill and intangibles with indefinite lives does not exist.

The recoverable amount of each of the units has been determined based on a value-in-use calculation using cash flow projections from financial budgets covering a five-year period. The projections for fiscal 2015 have been approved by the Audit Committee; the assumptions used in the following years have been approved by senior management. The calculation of the value-in-use for each unit is most sensitive to the following assumptions:

•	Customer consumption assumptions used in determining gross margin;
•	New customer additions, attrition and renewals;
•	Selling and marketing costs;
•	Discount rates; and
•	Growth rates used to extrapolate cash flows beyond the budget period.

The gross margin and customer consumption included in the financial projections is based on normal weather. Management has estimated normal weather based on historical weather patterns covering 10 to 30 years. In the past, weather has deviated from normal, which can impact the expected performance of the Company. Past experience has shown that deviations from normal weather can have an impact of up to $35 million on expected margins. Derivative instruments are used to mitigate the risk of weather deviating from normal and are entered into prior to the start of a peak consumption season (winter and summer for gas and electricity markets, respectively). An average customer consumption growth rate of 3% was used in the projections. A 5% decrease in the consumption assumptions would not have an impact on the results of the impairment test.

New customer additions and attrition and renewal rate estimates are based on historical results and are adjusted for new marketing initiatives that are included in the budget. A 3% average increase in the overall customer base was used in the projections. A 5% decrease annually in the overall customer base would not have an impact on the results of the impairment test.

Selling and marketing costs fluctuate with customer additions, renewals and attrition. Selling and marketing costs used in the financial forecast are based on assumptions consistent with the above new customer additions, renewals and attritions. Rates used are based on historical information and are adjusted for new marketing initiatives included in the budget. An average increase of 3% was applied to selling costs in the projections. A further 5% increase annually in selling and marketing costs would not have an impact on the results of the impairment test.

Discount rates represent the current market assessment of the risks specific to the Company, regarding the time value of money and individual risks of the underlying assets. The discount rate calculation is based on the specific circumstances of Just Energy and its operating segments and is derived from its weighted average cost of capital (“WACC”). The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Just Energy’s investors and the cost of debt is based on the interest bearing borrowings the Company is obliged to service. Just Energy used a discount rate of 11%. A 5% increase in the WACC would not have an impact on the results of the impairment test.

In addition to the above assumptions, the expected forecasted performance assumes that there will not be any new legislation that will have a negative impact on Just Energy’s ability to market its products in the jurisdictions in which it currently operates. Any changes in legislation would only impact the respective jurisdiction. This item is out of the control of management and cannot be predicted. Management has used all information available to prepare its financial projections.

DEFERRED TAXES

In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis.

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes in each of the jurisdictions in which Just Energy operates. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred income taxes. Deferred income taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must also be made to determine the likelihood that our future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from our estimates could materially impact the amount recognized for deferred income tax assets and liabilities.

Deferred income tax assets of $20.5 million and $1.7 million have been recorded on the consolidated statements of financial position as at December 31, 2014 and March 31, 2014, respectively. These assets primarily relate to mark to market losses on our derivative financial instruments. Management believes there will be sufficient taxable income that will permit the use of these future tax assets in the tax jurisdictions where they exist.  When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods. As at December 31, 2014, a valuation allowance of $243.7 million was taken against the Company’s deferred tax assets in the U.S.  If the Company’s taxable income is higher than expected these deferred tax assets will be used.

Deferred income tax liabilities of $32.9 million have been recorded on the consolidated statements of financial position as at March 31, 2014. These liabilities are primarily due to the excess of the book value of property, plant and equipment over their tax basis.

Fluctuations in deferred tax balances are primarily driven by changes in the fair value of derivative financial instruments. Any increase or decrease in the fair value of the derivative financial instruments will decrease or increase the net tax asset position by the effective tax rate of the entity.

SUBSIDIARIES

Subsidiaries that are not wholly owned by Just Energy require judgment in determining the amount of control that Just Energy has over that entity and the appropriate accounting treatments. In these consolidated financial statements, management has determined that Just Energy controls Just Ventures and, therefore, has treated the 50% that is not owned by Just Energy as a non-controlling interest.

USEFUL LIFE OF KEY PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Each significant component is depreciated over its estimated useful life. A component can be separately identified as an asset and is expected to provide a benefit of greater than one year. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, existing long-term sales agreements and contracts, current and forecasted demand, and the potential for technological obsolescence and regulations. The useful lives of property, plant and equipment and depreciation rates used are reviewed at least annually to ensure they continue to be appropriate.

Depreciation and amortization expense from continuing operations for the three and nine months ended December 31, 2014, the consolidated statements of loss were $20.5 million and $57.7 million, respectively, compared with $16.8 million and $50.6 million for the three and nine months ended December 31, 2013.

Fair value of financial instruments and risk management

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce the exposure to the commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts. Just Energy’s policy is not to use derivative instruments for speculative purposes.

Just Energy’s U.S. and U.K. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows.

The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation; IAS 39, Financial Instruments: Recognition and Measurement; and IFRS 7, Financial Instruments: Disclosure. Effective July 1, 2008, Just Energy ceased the utilization of hedge accounting.  Accordingly, all the mark to market changes on Just Energy’s derivative instruments are recorded on a single line on the consolidated income statement. Due to commodity volatility and to the size of Just Energy, the quarterly swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1
The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2
Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3
Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX), ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3. The carrying value of discontinued operations is adjusted to the fair value less costs to sell based on managements expected selling prices.

Fair value measurement input sensitivity
The main cause of changes in the fair value of derivative instruments are changes in the forward curve prices used for the fair value calculations. Below is a sensitivity analysis of these forward curves. Other inputs, including volatility and correlations, are driven off historical settlements.

Commodity price risk
Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly, thresholds for open positions in the gas and electricity portfolios which also feed a Value at Risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, and volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that shareholder dividends can be appropriately established. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions, through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments
If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended December 31, 2014 would have increased (decreased) by $253.6 million ($251.8 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments
If the energy prices associated with only Level 3 derivative instruments including natural gas, electricity, verified emission-reduction credits and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before income taxes for the nine months ended December 31, 2014 would have increased (decreased) by $233.6 million ($231.9 million) primarily as a result of the change in fair value of Just Energy’s derivative instruments.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
The allowance for uncollectible accounts reflects Just Energy’s best estimates of losses on the accounts receivable balances. Just Energy determines the allowance for doubtful accounts on customer receivables by applying loss rates based on historical results to the outstanding receivable balance. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois, British Columbia, New York, Massachusetts, California, Michigan, Georgia and commercial direct-billed accounts in British Columbia, New York and Ontario. Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue.  Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

Just Energy common shares
As at February 11, 2015, there were 146,540,678 common shares of Just Energy outstanding.

Normal course issuer bid
During the 12-month period beginning March 17, 2014 and ending March 16, 2015, Just Energy has the ability to make a normal course issuer bid to purchase for cancellation up to $33 million of the $330m convertible debentures, representing approximately 10% of the public float. The daily limit is $105,465. As of February 11, 2015, Just Energy has not repurchased any of the convertible debentures for cancellation.

Legal proceedings

The State of California has filed a number of complaints with the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce Energy Inc. (“CEI”), a subsidiary of the Company, with respect to events stemming from the 2001 energy crisis in California. The suppliers involved in the claim include entities which owned generation facilities and those that did not own generation facilities. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although CEI did not own generation facilities, the State of California claims as to CEI, as well as other suppliers that also did not own generation facilities, include that CEI was unjustly enriched by the run-up in charges caused by the alleged market manipulation of other market participants. On March 18, 2010, the assigned Administrative Law Judge granted a motion to strike the claim for all parties in one of the complaints (in favour of the suppliers), holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision. On June 13, 2012, FERC denied the plaintiff’s request for a rehearing, affirming its initial decision. California has appealed to the United States District Courts for the Ninth Circuit with oral arguments to be heard on February 26, 2015. CEI continues to vigorously contest this matter.

In December 2012, NHS was served from the Ontario Superior Court Justice with a statement of claim by Reliance seeking damages in the amount of $60 million and related declaratory and injunctive relief, based on allegations that NHS engaged in unfair trade practices and misleading representations in its marketing and sale of water heaters. Reliance also made a formal complaint to the Competition Bureau in Canada with similar allegations. NHS believed the action and complaint were attempts by Reliance to deflect attention from allegations of anti-competitive conduct made against Reliance by the Commissioner of Competition (the “Commissioner”). On September 11, 2013, Reliance amended its claim and added the Company as a defendant. NHS and the Company counterclaimed for $60 million in damages for claims of misleading advertising, breaches of the Competition Act (Canada), breaches of the Consumer Protection Act and defamation. The action was dismissed in conjunction with the sale of NHS to Reliance on November 24, 2014.  In response to the formal complaint by Reliance, the Commissioner commenced an inquiry with respect to NHS and its competitors for misleading advertising.  Immediately prior to the closing of the sale, NHS and the Company entered into a Consent Agreement with the Competition Bureau to settle the Bureau’s investigation of door-to-door water heater sales in Ontario and Quebec, which included an administrative monetary penalty and costs of $5.5 million and restitution of $1.5 million. These amounts were deducted from the net cash proceeds of the sale.

In August 2013, Fulcrum Power Services L.P. (“FPS”) filed a lawsuit against the Company, Just Energy (US) Corp. and Fulcrum, for up to $20 million in connection with Fulcrum failing to achieve an earn-out target under the purchase and sales agreement dated August 24, 2011 for the purchase of Fulcrum from FPS. FPS alleges that the Company conducted itself in a manner that was intended to or reasonably likely to reduce or avoid the achievement of the earn-out target. In October 2013, the Company’s motion to compel arbitration was successful. The arbitration is scheduled to commence on June 1, 2015.  Just Energy will continue to vigorously defend itself against this claim through the arbitration process.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. Just Energy Marketing Corp. and the Company (collectively referred to as “Just Energy”) in the Ohio federal court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States.  The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted-in to the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. A jury trial on the liability phase was completed on October 6, 2014. The jury reached a verdict that supports the plaintiffs’ class and collective action that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements pursuant to the FLSA and Ohio wage and hour laws. Potential amounts owing have yet to be determined and will be subject to a separate proceeding. Just Energy disagrees with the result and is of the opinion that it is not supported by existing law and precedent. Just Energy strongly believes it complied with the law, continues to vigorously defend the claims and intends to appeal adverse findings.

On December 31, 2014, Just Energy voluntarily entered into a settlement with the Massachusetts Attorney General’s office, relating to an investigation of the Company’s telemarketing and door-to-door sales practices, as well as pricing of certain products to customers in Massachusetts dating back to 2011. Although the Company does not agree with the allegations made by the AGO and explicitly denied all wrongdoing, management determined that a settlement was in the best interests of the Company in order to focus the Company’s efforts on building the business going forward. As part of the settlement, the Company agreed to a payment of US$4.0 million.

Controls and procedures

As of December 31, 2014, the Co-Chief Executive Officers (“Co-CEOs”) and Chief Financial Officer (“CFO”) of the Company, along with the assistance of senior management, have designed disclosure controls and procedures to provide reasonable assurance that material information relating to Just Energy is made known to the Co-CEOs and CFO, and have designed internal controls over financial reporting based on the Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS.

During the three and nine months ended December 31, 2014, there were no changes in Just Energy’s internal controls over financial reporting that occurred that have significantly affected, or are reasonably likely to significantly affect, the Company’s internal controls over financial reporting.

Corporate Governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at www.justenergygroup.com and is included in Just Energy’s May 28, 2014 Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The third quarter of fiscal 2015 saw continued growth with strong gross and net customer additions. The 354,000 customer additions are the fourth highest in Just Energy’s history. With 1,149,000 new customers to date, Just Energy will almost certainly realize record additions for the year as it currently stands 13% ahead of the previous record fiscal 2014 additions after nine months. Net additions are 252,000, up 83% from 138,000 in the comparable nine-month period of fiscal 2014. Each of the Company’s marketing channels was strong during the quarter. Just Energy’s future profitability will benefit from the fact that 44,000 of the 58,000 net additions in the quarter were from the Consumer division. Average annual margin on these new residential customers was $191 compared to $85 for new Commercial division customers.

Going forward, a new channel for expected Company growth will come from the new residential solar business. Just Energy has entered onto an agreement with Clean Power Finance to address the U.S. residential solar market. CPF’s online platform allows Just Energy to sell residential solar finance products and connects the company with a national network of qualified solar installation professionals. Under the agreement, Just Energy will act as an originator of residential solar deals that are financed and installed via CPF. Just Energy will also be able to sell complimentary energy management solutions to solar customers.

For the nine months to date, Base EBITDA is up 1% versus fiscal 2014. The lower growth seen in the quarter was anticipated when the Company provided its guidance for the year.

Gross margin was up 10% for the nine months compared to a 7% growth in the customer base in the past year. Margins on new customers signed in both the Consumer and Commercial divisions continue to exceed margins on customers lost. The Company has focused on improving Commercial division profitability and saw new and renewed per customer annual margins at $85/RCE compared to margins of $71/RCE on customers lost. Consumer division new customers had average annual margin of $191 versus $187 on customers lost.

Administrative costs were up 27% for the first nine months of fiscal 2015. Guidance for fiscal 2015 anticipated double-digit growth in administrative costs to allow higher costs to serve the growing customer base and for expansion in the U.K. market. Both the second and third quarters had non-recurring legal costs and settlement provisions which totalled $8.5 million in aggregate. Excluding these costs, administrative expenses were consistent with expectations.

Selling and marketing costs were up 13% for the nine months ended December 31, 2014. Customer additions were similarly up 13% versus fiscal 2014. Average aggregation costs were $140 per Consumer customer down slightly from $141 a year earlier. Commercial aggregation costs were $34 per RCE up slightly from $32 in fiscal 2014. The higher average Commercial costs were due to higher residual commissions for customers signed in prior periods.

Bad debt expense was up 15% for the nine months of fiscal 2015. This reflects growth in customers where Just Energy bears credit risk and the seasonal high credit losses normally seen in the first and second quarters when Texas electricity customers see their highest bills. The Company expects that bad debt expense (2.2% for the nine months ended December 31, 2014, down from 2.3% a year prior) will remain in the 2% to 3% range used in forecasts.

Compared to fiscal 2014, Base Funds from operations was down 15% for the nine months ended December 31, 2014, due to higher interest costs, income tax provision and maintenance capital expenditures.

The payout ratio based on the current $0.50 annual dividend was 88% in the third quarter up slightly from 83% in fiscal 2014. After nine months payout ratio is 113% versus 130% a year ago with the typically highest cash flow generating quarter still to come. The Company’s long-term objective is a payout ratio under 65%. Improved operating performance and repayment of debt are expected to contribute to the realization of that target.

Debt reduction remains a clear priority of management. The sales of NHS and HES have reduced the Company’s net debt to $659.4 million down from $1.0 billion before the sales. As the NHS sale closed near the end of the quarter, the Company has applied the net proceeds to its operating line. A portion of these funds will be used to pay down debt maturities in coming periods.

At the beginning of fiscal 2015, the Company provided Base EBITDA guidance for the year of between $163 million and $173 million. This guidance was reaffirmed at the end of the first and second quarters. Based on results to date and the margins and costs expected in the fourth quarter, management expects the fiscal 2015 Base EBITDA at the high end of the target range. The fourth quarter historically generates the largest EBITDA but is subject to the greatest weather volatility. The Company believes it is adequately hedged against weather and views the high end of the guidance range as its current best estimate for year end results.